SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 6 July 2005

NATIONAL GRID TRANSCO plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: /s/ David C. Forward

Name: David C. Forward
Title: Assistant Secretary

Date: 6 July 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of June 2005.

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

Recent Announcements to The London Stock Exchange:

DATE	DETAILS
30.6.05	Directors Interests - Performance Share Plan operation
30.6.05	Deutsche Bank interest reduced below 3%.
29.6.05	Deutsche Bank notify a 3.01% interest.
27.6.05	Directors' Share interests- Sharematch Scheme Operation and Partial Lapse of certain Executive Options
13.6.05	Quest Operation
8.6.05	ESOT Operation- purchase of more shares
7.6.05	Directors Interests - Share Incentive Plan - monthly update
3.6.05	NGT's Exec. Directors' share interests (further operation of the ESOP).
1.6.05	NGT Euro medium Term Note Programme

Note:	In addition, during the month of June, SEC filings on Form 6-K were made on the day of the following releases:

1.6.05	Sales Of Four Gas Distribution Networks Completed.
6.6.05	£2 billion return of cash to shareholders
15.6.05	NGT Annual Report and 2005 AGM and EGM Notices and return of cash Circular Issued

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the month of June, 2005.

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom

National Grid Transco plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid Transco plc announces that it has today issued USD 75,000,000 4.565% Fixed Rate Instruments due 30 June 2015 Series No 1, as part of the National Grid Transco plc and National Grid Company plc EUR 6,000,000,000 Euro Medium Term Note Programme.

1 June 2005

Contact: Andrew Kluth (Tel: 020 7004 3365)

3 June 2005
National Grid Transco plc (NGT)

-----------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
-----------------------------------------------------------------------------------

NGT yesterday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R Urwin and N Winser) ceased to be technically interested in a total of 5,266 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 2 June 2005.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid Transco plc (NGT)
7 June 2005

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 59,810 NGT ordinary shares under the scheme was confirmed by the Trustee, the shares having been purchased in the market today, at a price of 545 pence per share, on behalf of some 3,700 participants.

The following executive Directors of NGT are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	23	630,285
Roger Urwin	23	1,375,873

8 June 2005
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee of the
Lattice Group Employee Share Ownership Trust

(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT yesterday received a notification from Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust (the 'Trust'), operated in conjunction with the Lattice Group Short Term Incentive Scheme (the 'Scheme'). Following the purchase of a further 40,000 NGT shares yesterday, at a market price of 545p per share, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the new balance of 46,981 NGT shares held in the Trust.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held in this Trust, together with all participating employees. The interest ceases when shares are transferred to participants under the rules of the Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
Monday 13 June 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Last Friday, 10 June 2005, each of the following NGT Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser, and R J Urwin, technically ceased to be interested in 1,689,977 NGT Ordinary shares, by virtue of the Quest transferring the shares to some 850 employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

Monday 27 June 2005
National Grid Transco plc (NGT)

Notification of Changes in Directors' Interests
-------------------------------------------------------------

Share Matching Plan
--------------------------------------------------------

NGT notifies the following changes to Directors' beneficial interests in NGT Ordinary Shares, following operation of the Share Matching Plan, on Friday 24 June 2005.

The following directors have acquired additional Ordinary shares, which were purchased on their behalf, by Towers Perrin Share Plan Services (Guernsey) Limited as Trustee of the National Grid Transco Group Employee Share Trust, at a price of 528.5p per share.

Shares Purchased:
1. Mr E M Astle	8,551
2. Mr S J Holliday	5,832
3. Mr S Lucas	8,633
4. Dr R J Urwin	14,939
5. Mr N P Winser	6,766

Following these purchases, each director has been granted a matching award under the Share Matching Plan, calculated under the Rules of the Scheme at a price of 527p. The award is exercisable at nil cost, from 24 June 2008 to 24 June 2015 subject to the retention of the original shares until the date of exercise.

Matching Awards:
1. Mr E M Astle	14,637
2. Mr S J Holliday	9,983
3. Mr S Lucas	14,778
4. Dr R J Urwin	25,570
5. Mr N P Winser	11,581

Executive Share Option Plan- Lapse of options

Options were granted to directors under the NGT Executive Share Option Plan as follows:

Director	Date of Grant	Number of shares over which options granted
Steven Holliday	30.03.2001 18.06.2002	150000 95016
Edward Astle	18.06.2002 03.12.2002	95016 112262
Roger Urwin	18.06.2002	186915

These options were subject to a performance condition which was required to be met as a condition of exercise. This performance condition required TSR, measured over a period of three years beginning with the financial year in which the option was granted, to be at least median compared to a comparator group of companies.

For the options granted in 2001, this performance condition was not satisfied at the end of the first three years of the performance period. It has subsequently been retested as at 31 March 2004 and 31 March 2005, and as a result the options have lapsed in full.

For the options granted in 2002, the performance condition was partly satisfied at the end of the first three years of the performance period. As a result the options have lapsed to the following extent:

Director	Number of shares in respect of which option has lapsed
Edward Astle	71170
Steven Holliday	183,749
Roger Urwin	62305

and will become exercisable as to the balance on the third anniversary of the date of grant.

The total share interests of the above directors, following these changes, are:

1. Mr E M Astle	768,439
2. Mr S J Holliday	462,351
3. Mr S Lucas	529,567
4. Dr R J Urwin	1,354,077
5. Mr N P Winser	405,623

National Grid Transco plc ("NGT")

29 June 2005

Notification of Interest in NGT Ordinary Shares,
Pursuant to Sections 198 to 208 of The Companies Act 1985
---------------------------------------------------------------------------------

NGT has received, late on the previous working day, a notification from Deutsche Bank AG, that it had, together with its subsidiary companies, a notifiable interest in 3.01% of NGT ordinary shares (93,195,453 shares) at 28 June 2005.

National Grid Transco plc ("NGT")

30 June 2005

Notification of Interest in NGT Ordinary Shares,
Pursuant to Sections 198 to 208 of The Companies Act 1985
---------------------------------------------------------------------------------

NGT received, on the previous working day, a notification from Deutsche Bank AG, that, together with its subsidiary companies, it no longer had a notifiable interest in the ordinary shares of NGT.

30th June 2005
National Grid Transco plc (National Grid Transco)
Notification of Changes in Directors' Interests

_____________________________
Performance Share Plan
_____________________________

On 28 June 2005, the following directors were granted an award of shares under the National Grid Transco Performance Share Plan, calculated by reference to a share price of 527.0256p. The extent to which awards will vest will depend upon the company's performance against the relevant conditions. Subject to performance, the shares will vest in June 2008 and will be transferred to participants net of deductions on 28 June 2009.

	Director	Number of shares
1.	Mr E M Astle	94,872
2.	Mr S J Holliday	100,801
3.	Mr S C B Lucas	99,615
4.	Mr M Jesanis	108,170 (21,634 ADSs)
5.	Dr R J Urwin	181,442
6.	Mr N P Winser	91,314

The total share interests of the above directors, following these changes, are:

	Director	Number of shares
1.	Mr E M Astle	863,311
2.	Mr S J Holliday	563,152
3.	Mr S C B Lucas	629,182
4.	Mr M Jesanis	448,662
5.	Dr R J Urwin	1,535,519
6.	Mr N P Winser	496,937